CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

June 10, 2009

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES NEW DISCOVERY AT NUEVO MILENIO SILVER-GOLD PROJECT

Vancouver, BC – June 10, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce a new discovery at its 100% owned Nuevo Milenio Silver-Gold project located in Nayarit State, Mexico.  A channel sample taken just inside a recently discovered historic Spanish working on Cerro Dos Pinos, which is located approximately 500 metres southeast of the high-grade silver-gold Veta Tomas vein, yielded assays of 0.95 g/t Au and 452 g/t Ag respectively.

Cerro Dos Pinos lies approximately 500 metres southeast of drill hole DDH 07 – 23 which was drilled on the Veta Tomas Structure.  The Company believes that the new discovery is a probable fault segment of the high- grade silver-gold Veta Tomas Structure and if correct extends the known strike length of the Veta Tomas - Dos Hornos Zones from 1,300 metres to 1,800 metres.  The historic Spanish adit, which is 1.60 m wide and caved, was driven on a quartz vein structure outcropping within a window of younger devitrified rhyolite flows.  The Cerro Dos Pinos discovery also aided in defining the approximate location of the Dos Hornos 3 fault segment which lies northeast of the Veta Tomas vein.

The following assays are taken from various locations along the Veta Tomas vein structures to facilitate comparison of the new discovery with previous assays at Nuevo Milenio:

Sample #	From m	To m	Width m	Au g/t	Ag g/t
Veta Tomas DDH 07 - 23
295758 - 60	78.60	84.60	6.00	1.706	525.73
295758 - 59	78.60	82.60	4.00	2.438	771.20
295759	80.60	82.60	2.00	4.350	1388.40
Mina Santa Gertrudis
34106	Chip Sample		4.00	1.540	700.00
Dos Pinos - Portal
6887745	Channel Sample		1.60	0.950	452.50

Cream Minerals has developed an impressive high-grade silver-gold inferred mineral resource at the Company’s Nuevo Milenio project.  The revised NI 43-101 compliant inferred mineral resource estimate of 54.6 million ounces silver equivalent is contained within 5.1 million tonnes.

The table below details the NI 43 – 101 Compliant Revised Inferred Mineral Resources as previously reported (Report dated December 24, 2008).

NI 43-101 Compliant Reported Inferred Mineral Resources revised December 24, 2008

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

Cream outlined a revised underground development program (see News Release May 11, 2009). The objectives of the revised underground development program are to begin establishing the true grade and economic width of the mineralized zone, stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated status.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.